SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            PRIMEX TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    741597108
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                                 (CUSIP Number)
                                                    with a copy to:
Jeffrey S. Halis                                    Eli S. Goldberg, Esq.
500 Park Avenue                                     Lowenstein, Sandler, Kohl,
Fifth Floor                                            Fisher & Boylan, P.A.
New York, New York  10022                           65 Livingston Avenue
(212) 486-4794                                      Roseland, New Jersey  07068
                                                    (973) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 23, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Jeffrey S. Halis

2) Check the Appropriate Box if a Member of a Group (See Instructions):

        (a) Not        (b) Applicable

3) SEC Use Only

4) Source of Funds (See Instructions): WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6) Citizenship or Place of Organization:

              United States

   Number of                        7) Sole Voting Power:              530,254*
   Shares Beneficially                 -----------------------------------------
   Owned by                         8) Shared Voting Power:                  0
   Each Reporting                      -----------------------------------------
   Person With:                     9) Sole Dispositive Power:         530,254*
                                       -----------------------------------------
                                   10) Shared Dispositive Power:             0
                                       -----------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                  530,254*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

               Not Applicable

13) Percent of Class Represented by Amount in Row (11): 10.3%*

14) Type of Reporting Person (See Instructions): IA

* 374,944 shares (7.3%) of Primex Technologies, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 86,880 shares (1.7%) of Primex Technologies, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 41,770 shares (0.8%) of Primex Technologies, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 26,660 shares (0.5%) of Primex Technologies, Inc. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. and the Investment Management Agreement of Halo International, Ltd., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in Primex Technologies, Inc.'s quarterly report dated August 14, 1997, as of July 31, 1997, there were issued and outstanding 5,137,398 shares of common stock of Primex Technologies, Inc. As of September 23, 1997, Tyndall Partners, L.P. owned 374,944 of such shares, or 7.3% of those outstanding, Tyndall Institutional Partners, L.P. owned 86,880 of such shares, or 1.7% of those outstanding, Madison Avenue Partners, L.P. owned 41,770 of such shares, or 0.8% of those outstanding, and Halo International, Ltd. owned 26,660 of such shares, or 0.5% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Primex Technologies, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd., in shares of common stock of Primex Technologies, Inc. since the most recent filing on Schedule 13D Amendment No. 2 and until the date of event which requires filing of this statement (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

         Date                       Quantity                           Price

                                   (Purchases)

    February 27, 1997                 15,040                            $18.79
    February 28,1997                  17,700                            $18.87

                                     (Sales)

                                      NONE

                     B. Tyndall Institutional Partners, L.P.

         Date                       Quantity                           Price

                                   (Purchases)

    February 27, 1997                 2,500                             $18.79
    February 28, 1997                 3,000                             $18.87
    July 24, 1997                     2,000                             $24.30
    September 5, 1997                 6,000                             $31.94
    September 11, 1997                2,000                             $32.05
    September 23, 1997                3,300                             $32.21

                                     (Sales)

                                      NONE

                        C. Madison Avenue Partners, L.P.

         Date                       Quantity                           Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE


                           D. Halo International, Ltd.

         Date                        Quantity                          Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                          February 13, 1998

                                          /s/ Jeffrey S. Halis
                                              Jeffrey S.  Halis, as  a   general
                                              partner  of Halo Capital Partners,
                                              L.P., the general partner of  each
                                              of Tyndall Partners, L.P., Tyndall
                                              Institutional Partners, L.P., and
                                              Madison Avenue Partners, L.P.


                                         /s/ Jeffrey S. Halis
                                             Jeffrey  S.  Halis, as a member of
                                             Jemi   Management,  L.L.C.,    the
                                             Investment   Manager   for    Halo
                                             International, Ltd.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).